Exhibit 99.1

3602 S. Garland Rd.

Enid, OK 73703

580-822-1145

1/14/26

US Energy Corporation
1616 S. Voss, Ste. 725

Houston, TX 77057

Attn: Ryan Smith, CEO

Re: USEG 4Q 2025 Reserve Report “as of” 1/1/26

Dear Ryan:

As per your request, I have evaluated remaining reserves for 134 properties in Kansas, Mississippi, Montana, North Dakota, New Mexico, Oklahoma, Texas, and Wyoming. Production was updated for all the leases and reserve projections were reviewed and revised. Operating expenses and price differentials were determined using data from your accounting system for all leases. This report is organized by USEG Districts. This report uses the SEC 4Q25, first day of the month, price forecast averaged over the prior 12 months as confirmed by industry websites and documented in attachment 06. A summary table with each well’s value along with other reports are included in support of this 4Q25 evaluation.

PROVED RESERVE VALUE “As Of” January 1, 2026
Total Proved Res		(PV10%)	$18,387,043	(1,087,151 BO & 2,187,995 MCF Net)

P-DP RESERVE VALUE “As Of” January 1, 2026
Dist. 1	PDP	(PV10%)	$1,164,087	(15,749 BO & 1,061,909 MCF Net)
Dist. 2	PDP	(PV10%)	$469,686	(20,806 BO & 124,969 MCF Net)
Dist. 3	PDP	(PV10%)	$42,969	(0 BO & 119,206 MCF Net)
Dist. 4B	PDP	(PV10%)	$699,365	(10,378 BO & 833,165 MCF Net)
Dist. 5	PDP	(PV10%)	$16,010,937	(1,040,219 BO & 48,746 MCF Net)
Total P-DP	Reserves	(PV10%)	$18,387,043	(1,087,151 BO & 2,187,995 MCF Net)

Monthly production was updated at least through 9/30/25 for operated leases using Enverus data. The OPEX determined for 4Q25 used fixed costs averaged over 18 months from 1/24 through 6/25. A review of Montana OPEX was done by Mason McGuire of USEG resulting in an 11% OPEX reduction for leases in Montana. Consistent with prior reports, abandonment and salvage costs were not applied so they can be handled separately and accounted for as a line item. Asset retirement obligations (ARO) are handled by USEG management.

USEG 4Q25 Reserve Summary

4Q25 SEC Prices - $65.34/BO $3.39/MCF $31.97/Bbl

		Net	Net	Net Oil Rev	Net Gas Rev	Net Misc Rev	Net OPEX/TAX	Net CAPEX	PV0	PV10
		MBO	MMCF	$M	$M	$M	$M	$M	$M	$M	%
TOTAL	Proved	1,087.151	2,187.995	61,791.115	7,082.042	2,404.433	35,496.008	0.000	35,781.583	18,387.043	100%

BY DIST	PDP
1	PDP	15.749	1,061.909	1,011.965	3,646.799	0.000	2,788.821	0.000	1,869.944	1,164.087	6%
2	PDP	20.806	124.969	1,301.852	419.408	0.000	833.812	0.000	887.448	469.686	3%
3	PDP	0.000	119.206	0.000	294.999	0.000	239.173	0.000	55.825	42.969	0%
4B	PDP	10.378	833.165	650.285	2,639.123	0.000	2,152.747	0.000	1,136.661	699.365	4%
5	PDP	1,040.219	48.746	58,827.012	81.714	2,404.433	29,481.455	0.000	31,831.704	16,010.937	87%
TOTAL	PDP	1,087.151	2,187.995	61,791.115	7,082.042	2,404.433	35,496.008	0.000	35,781.583	18,387.043	100%

BY REGION
E TX PDP	PDP	8.315	833.165	521.652	2,639.123	0.000	2,031.508	0.000	1,129.266	692.550	4%
MID PDP	PDP	18.157	1,186.878	1,166.880	4,066.207	0.000	3,062.073	0.000	2,171.014	1,319.521	7%
MS PDP	PDP	2.063	0.000	128.633	0.000	0.000	121.239	0.000	7.395	6.815	0%
MT PDP	PDP	974.968	30.697	55,124.685	67.640	2,404.433	27,675.360	0.000	29,921.399	14,919.066	81%
N TX PDP	PDP	18.398	0.000	1,146.937	0.000	0.000	560.559	0.000	586.378	314.252	2%
W TX PDP	PDP	0.000	119.206	0.000	294.999	0.000	239.173	0.000	55.825	42.969	0%
WY PDP	PDP	65.251	18.050	3,702.327	14.073	0.000	1,806.095	0.000	1,910.305	1,091.871	6%
TOTAL	PDP	1,087.151	2,187.995	61,791.115	7,082.042	2,404.433	35,496.008	0.000	35,781.583	18,387.043	100%

Wellhead oil price averaged $56.84/BO throughout the economic life of the properties and included deductions for transportation & quality. Wellhead gas price averaged $3.24/MCF throughout the economic life of the properties and included deductions for marketing, transportation & quality. Supporting documentation from this 4Q25 report is attached for price differentials and operating costs for this evaluation.

USEG - 2025 Q4 SEC Price Forecast

	SEC WTI $/BO	SEC HH $/MCF	SEC Prop $/Bbl
1/1/2025	$71.72	$3.39	$34.23
2/1/2025	$72.53	$2.92	$38.43
3/1/2025	$69.76	$3.89	$40.24
4/1/2025	$71.20	$4.13	$38.64
5/1/2025	$59.24	$3.12	$30.45
6/1/2025	$60.79	$2.80	$30.58
7/1/2025	$65.45	$3.28	$29.78
8/1/2025	$67.33	$2.95	$29.23
9/1/2025	$64.01	$2.88	$28.06
10/1/2025	$61.78	$3.13	$28.27
11/1/2025	$60.98	$3.58	$27.22
12/1/2025	$59.32	$4.59	$28.56
2025 Q4 Avg	$65.34	$3.39	$31.97
Per R-S 1st of Month WTI & HH			49%

Proved Developed Oil and Gas reserves, as shown in the E-mailed reports, are reserves that geological and engineering data indicate to be recoverable from known oil and gas reservoirs through existing wells with existing operating methods. The reserves in this report have been estimated using deterministic methods. These estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (“SPE Reserves Standards”), revised June 2019 and distributed by SPE.

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were primarily based on historical rate decline analysis for existing producers. The reserve volumes were estimated based on the definitions and disclosure guidelines published by the Society of Petroleum engineers (SPE), Society of Petroleum Evaluations Engineers (SPEE), and Petroleum Reserves Management System (PRMS). Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The title to the property has not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

Information included in this report includes the graphical decline curves, historical and projected production and cash flow economic results, and miscellaneous individual well information. Additional information reviewed will be retained and is available for review at any time. I can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Sincerely,

Don Jacks,

Texas Professional Engineer 73499 & Firm F-23888